EXHIBIT 99.1

Volvo: ECAPS Awarded Development Contract for Environmentally Benign Satellite RCS System

GOTEBORG, Sweden, June 13, 2005 (PRIMEZONE) -- ECAPS, founded by Volvo Aero and the Swedish Space Corporation, has been awarded a contract by the Swedish National Space Board, SNSB, to start to develop an environmentally benign Reaction Control System for a Swedish satellite, aimed at demonstration of new technology.

The contract is a continuation of the successful research and development program in the field of environmentally benign propellants and corresponding propulsion systems performed by ECAPS under earlier contracts from the SNSB and the European Space Agency, ESA. Under these contracts ECAPS has developed a high performance ADN-based monopropellant fuel and a corresponding 1 N rocket engine. These efforts have put ECAPS in a leading position in the field of environmentally benign propulsion, often referred to as "Green Propulsion."

This is the first ECAPS contract for a propulsion system for operation on a satellite. The benefits for the satellite manufacturer are higher performance and lower cost achieved by simplified handling procedures due to the environmentally benign fuel. The major objective of this contract is to design a monopropellant propulsion system, which is a mission critical subsystem of the satellite Guidance and Navigation Control System. In the follow-on project phases ECAPS will build, test and flight operate the ADN-based propulsion system. Launch is scheduled for 2008.

ECAPS is a limited company formed by Swedish Space Corporation and Volvo Aero Corporation with the aim to develop, manufacture and market Reduced Hazard Propulsion Systems. Read more about ECAPS on www.ecaps.se.

Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world's leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT:
Rolf Mollerberg, President of ECAPS, tel: +46-8-627 6372
Ulf Palmnas, Volvo Aero (ECAPS board member) tel: +46-70-5690432